

May 21, 2024

Daniel K. Schlanger
Chief Financial Officer
Crown Castle Inc.
8020 Katy Freeway
Houston, TX 77024-1908

> **Re: Crown Castle Inc.**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **File No. 001-16441**

Dear Daniel K. Schlanger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023

Notes to Consolidated Financial Statements
Note 3. Revenues, page 66

1. We observed a decrease in total contracted amounts from $40.2 billion as of December 31, 2022 to $38.7 billion as of December 31, 2023. However, we note an increase in total deferred site rental receivables for the same comparable periods. Please provide us with the factors contributing to these fluctuations and the relationship between contracted amounts and deferred site rental receivables. Also, please consider expanding your MD&A disclosure to address the facts and circumstances that drove the changes and whether these fluctuations represent a trend that have or are reasonably likely to have a material impact on your operations. Refer to Item 303 of Regulation S-K.

Note 13. Leases, page 79

2. Please tell us your consideration for expanding your disclosure to provide disclosures required by ASC 842-20-50-4, as applicable, for your finance leases.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Robert S. Collins